SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:
99.1 NICE Actimize SURVEIL-X Selected by Global Investment Platform eToro to Guard Against Market Manipulation and Ensure Compliance, Dated July 1, 2020.
99.2 NICE Named Market Share Leader in Contact Center Workforce Optimization by DMG Consulting, Dated July 2, 2020.
99.3 NICE Actimize Named a Leader in the IDC MarketScape 2020 Enterprise Fraud Management Report, Dated July 9, 2020.
99.4 NICE Actimize Enhances SURVEIL-X Holistic Trade Surveillance Solution with Self-Service Analytics for Custom Risk Detection, Dated July 20, 2020.
99.5 NICE Robotic Process Automation and Minit Partner to Expand Breadth and Depth of Opportunity Discovery, Dated July 21, 2020.
99.6 NICE inContact CXone Wins 2020 BIG Innovation Award, Dated July 22, 2020.
99.7 NICE Satmetrix Benchmark Finds 57% of Contact Center Employees Working From Home Due to COVID-19 Are Now More Likely to Recommend Employer, Dated July 23, 2020.
99.8 NICE Delivers the Market’s First Real-Time Interaction Guidance, Powered by Its Groundbreaking ENLIGHTEN AI Platform, Dated July 27, 2020.
99.9 NICE Actimize Launches Advanced SURVEIL-X Conduct Risk Capabilities to Uncover Employee Misconduct and Market Abuse, Dated July 29, 2020.
100.0 NICE Actimize Wins “Best Market Surveillance” Category in WATERS 2020 Sell-Side Technology Awards, Dated July 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Tali Mirsky
Title: Corporate VP, General Counsel and Corporate Secretary

Dated: August 3, 2020

EXHIBIT INDEX

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:

99.1 NICE Actimize SURVEIL-X Selected by Global Investment Platform eToro to Guard Against Market Manipulation and Ensure Compliance, Dated July 1, 2020.
99.2 NICE Named Market Share Leader in Contact Center Workforce Optimization by DMG Consulting, Dated July 2, 2020.
99.3 NICE Actimize Named a Leader in the IDC MarketScape 2020 Enterprise Fraud Management Report, Dated July 9, 2020.
99.4 NICE Actimize Enhances SURVEIL-X Holistic Trade Surveillance Solution with Self-Service Analytics for Custom Risk Detection, Dated July 20, 2020.
99.5 NICE Robotic Process Automation and Minit Partner to Expand Breadth and Depth of Opportunity Discovery, Dated July 21, 2020.
99.6 NICE inContact CXone Wins 2020 BIG Innovation Award, Dated July 22, 2020.
99.7 NICE Satmetrix Benchmark Finds 57% of Contact Center Employees Working From Home Due to COVID-19 Are Now More Likely to Recommend Employer, Dated July 23, 2020.
99.8 NICE Delivers the Market’s First Real-Time Interaction Guidance, Powered by Its Groundbreaking ENLIGHTEN AI Platform, Dated July 27, 2020.
99.9 NICE Actimize Launches Advanced SURVEIL-X Conduct Risk Capabilities to Uncover Employee Misconduct and Market Abuse, Dated July 29, 2020.
100.0 NICE Actimize Wins “Best Market Surveillance” Category in WATERS 2020 Sell-Side Technology Awards, Dated July 30, 2020.